UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

LMI Aerospace, Inc.
(Name of Issuer)

Common Stock, par value $0.02
(Title of Class of Securities)

502079 10 6
(CUSIP Number)

December 31, 2012
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☑	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 502079 10 6

1.	Names of Reporting Persons
Ronald S. Saks

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization
United States

		5.	Sole Voting Power
1,233,085

Number of		6.	Shared Voting Power
Shares			0
Beneficially
Owned by		7.	Sole Dispositive Power
Each			1,352,464(1)
Reporting
Person With		8.	Shared Dispositive Power
0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person
1,352,464(1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9)
10.6%

12.	Type of Reporting Person (See Instructions)
IN

(1)
Includes 119,379 shares of LMI Aerospace, Inc. (the “Company”) common stock, par value $0.02 per share (the “Common Stock”), held of record by Charles Schwab Trust Company as trustee of the Company’s Profit Sharing Plan for the benefit of Mr. Saks.  Also included are 1,233,085 shares of Common Stock deemed beneficially owned by Mr. Saks and held of record by the Ronald S. Saks Revocable Trust U/T/A dated June 21, 1991, of which Mr. Saks, as trustee, maintains voting and investment authority.

Item 1.
(a)	Name of Issuer:

LMI Aerospace, Inc.
(b)	Address of Issuer’s Principal Executive Offices:

411 Fountain Lakes Blvd., St. Charles, Missouri 63301

Item 2.

(a)	Name of Person Filing:

Ronald S. Saks
(b)	Address of Principal Business Office or, if none, Residence:

411 Fountain Lakes Blvd., St. Charles, Missouri 63301
(c)	Citizenship:

Ronald S. Saks is a United States citizen.
(d)	Title of Class of Securities:

Common stock, par value $0.02 per share
(e)	CUSIP Number:

502079106

Item 3.
Not applicable

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

See Rows 5 through 11 of the Cover Page for Ronald S. Saks.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The Ronald S. Saks Revocable Trust U/T/A dated June 21, 1991, is the record owner of 1,233,085 shares of the Issuer’s Common Stock owned by Mr. Saks.  The Trust retains the right to receive all dividends and all proceeds from the sale of such shares of the Issuer’s Common Stock.

Mr. Saks is the beneficial owner of 119,379 shares of Common Stock held of record by Charles Schwab Trust Company as trustee of the Company’s Profit Sharing Plan for the benefit of Mr. Saks.  Charles Schwab Trust Company has the right to receive dividends and all proceeds from the sale of such shares of the Issuer's Common Stock on behalf of Mr. Saks.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2013

By: /s/ Ronald S. Saks
Ronald S. Saks

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).